

Mail Stop 4561

September 27, 2017

James Park
Chief Executive Officer
Fitbit, Inc.
405 Howard Street
San Francisco, California 94105

>   **Re: Fitbit, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Filed March 1, 2017**
>   **File No. 001-37444**

Dear Mr. Park:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Stephen Krikorian
>
>   Stephen Krikorian
>   Accounting Branch Chief
>   Office of Information Technologies and Services